1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

August 8, 2019

VIA EDGAR

Filing Desk

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, DC 20549

Re:	Muzinich BDC, Inc.

Ladies and Gentlemen:

Please find enclosed for filing on behalf of Muzinich BDC, Inc. (the “Company”), an externally-managed, non-diversified, closed-end management investment company that intends to elect to be treated as a business development company under the Investment Company Act of 1940, as amended, Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form 10 (the “Registration Statement”). The purpose of this filing is to address comments of the Securities and Exchange Commission regarding the Company’s initial Registration Statement, as filed June 17, 2019.

If you have any questions relating to this filing, please do not hesitate to contact me at 202.261.3386.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld